EXHIBIT 99.40
NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES
March 2, 2010
TSX / Lima Exchange: FVI

FORTUNA CLOSES $34.5 MILLION BOUGHT DEAL FINANCING

Vancouver, British Columbia – March 2, 2010 – Fortuna Silver Mines Inc. (“Fortuna”) is pleased to announce it has closed the previously announced public offering of 15,007,500 common shares at a price of $2.30 per common share for gross proceeds to Fortuna of $34,517,250 (the “Offering”).  The Company filed a final short form prospectus in Alberta, British Columbia, Manitoba and Ontario in connection with the Offering on February 18, 2010.  CIBC World Markets Inc. and Canaccord Financial Ltd. acted as co-lead underwriters in connection with the Offering together with BMO Capital Markets (the “Underwriters”).  The Offering includes the exercise in full of the over-allotment by the Underwriters.

The net proceeds of the Offering will be used to fund construction of the Company’s 100% owned San Jose project in the state of Oaxaca, Mexico and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States.  The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state and may not be offered or sold in the United States or to U.S. persons absent an exemption from registration.

About Fortuna Silver Mines Inc.
Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma Silver Mine in southern Peru and the San Jose Silver-Gold Project in Mexico. The Company is selectively pursuing additional acquisition opportunities. For more information, please visit our website at www.fortunasilver.com.

Forward Looking Statements
Certain statements in this presentation constitute forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Fortuna's future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Fortuna's mining and mine development activities, risks inherent in mineral exploration, uncertainties inherent in the calculation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labour relations and other risk factors.

Investor Relations:
Lima office: Carlos Baca - Tel: 51.1.616.6060
Vancouver office: Erin Ostrom - Tel: 604.484.4085